UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 000-28996

ELBIT IMAGING LTD.
(Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (Registration Statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820) and its Shelf Prospectus filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Report on Form 6-K consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Audited Financial Statements of EDT Retail Trust for each of the fiscal years ended June 30, 2010, 2009 and 2008 and the notes thereto.

99.2.	Unaudited Pro Forma Condensed Combined Statement of Operations of Elbit Imaging Ltd. for the year ended December 31, 2009 and for the six-month period ended June 30, 2010 and the notes thereto.

99.3.
Consent of PricewaterhouseCoopers, in connection with their reports with respect to the audited financial statements of EDT Retail Trust for each of the fiscal years ended June 30, 2010, 2009 and 2008 included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT IMAGING LTD.

Date: February 9, 2011	By:	/s/ Shimon Yitzhaki
Shimon Yitzhaki
Executive Chairman

EXHIBIT INDEX

Exhibit No.	Description

99.1	Audited Financial Statements of EDT Retail Trust for each of the fiscal years ended June 30, 2010, 2009 and 2008 and the notes thereto.

99.2.	Unaudited Pro Forma Condensed Combined Statement of Operations of Elbit Imaging Ltd. for the year ended December 31, 2009 and for the six-month period ended June 30, 2010 and the notes thereto.

99.3.
Consent of PricewaterhouseCoopers, in connection with their reports with respect to the audited financial statements of EDT Retail Trust for each of the fiscal years ended June 30, 2010, 2009 and 2008 included herein.